EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)

MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE AND SIX MONTHS ENDED JUNE 30, 2017

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for EMX Royalty Corporation, formerly Eurasian Minerals Inc. (the “Company”, “EMX”) has been prepared based on information known to management as of August 8, 2017.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated financial statements of the Company for the six months ended June 30, 2017 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause EMX’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 20-F, including the recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.emxroyalty.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not be converted to a mineral reserve or form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

EMX Royalty Corporation is a Tier 1 company that trades on the TSX Venture and the NYSE American exchanges. It is principally in the business of developing cash flows from organically generated royalties and royalty acquisitions derived from a portfolio of precious metals, base metals, and polymetalliic mineral properties. This royalty cash flow helps to provide a foundation for supporting the Company’s growth over the long term. The Company’s portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. There are three key foundations underpinning the Company's business model:

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Royalty Generation. EMX's fourteen year track record of generative exploration has developed into an avenue to organically generate mineral property royalty interests and cash flows. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground through license application or claim staking, and to build value through low cost work programs and targeting. These properties are sold to partner companies for retained royalty interests, advance minimum royalty payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in the project upside at no additional cost, with the potential for future royalty payments upon the commencement of production.

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Royalty Acquisition. EMX has been pursuing the prudent acquisition of royalty property interests since 2011. The purchase of royalty interests allows EMX to choose quality assets for acquisition that range from producing mines to advanced development properties. These purchases are designed to "jump start" the organic royalty portfolio growth process by providing EMX with immediate to near term royalty cash flow. The Company's in-country royalty generation initiatives often inform the timely identification of top tier acquisition candidates.

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Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from opportunistic strategic investment in mineral exploration opportunities with under-valued upside potential. Exit strategies can include royalty positions, equity sales, or a combination of both. As well, these investments can lead to EMX's identification of candidates for acquisition or merger.

EMX is steadily increasing global revenue streams from royalties, advance royalties and other cash payments to balance overall company-wide expenditures. The goal is to sustain the Company's royalty generation, royalty acquisition, and strategic investment activities while providing multiple opportunities for exploration and production success with minimal dilution to our shareholders. This approach serves to provide a foundation for supporting the Company’s growth and increasing shareholder value over the long term.

HIGHLIGHTS FOR Q2 AND SUBSEQUENT:

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The Company changed its name from Eurasian Minerals Inc. to EMX Royalty Corporation effective July 19, 2017. The name change highlights a strategic focus on royalty generation and realizing royalty income from a growing and diversified mineral property portfolio spanning five continents.

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EMX completed a non-brokered private placement raising $7,000,000 by the issuance of 5,000,000 units at a price of $1.40 per Unit. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $2.00 until April 12, 2019. As part of the private placement, the Company paid finder’s fees totaling $356,986. Included in this amount was 246,604 Units (6% of the Units sold to investors introduced by finders) valued at $345,246 and $11,740 in cash. The Units paid as finders fees included the same terms as the private placement Units.

•	Thomas Mair was appointed as the General Manager of Corporate Development to further strengthen the EMX team focused on growing the Company's royalty property portfolio and revenues.

•	For the six months ended June 30, 2017, the Company recorded a loss from operations of $3,704,638. Gross exploration expenditures totaled $2,724,983 of which $613,322 was recovered from partners.

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For the six months ended June 30, 2017 EMX earned approximately $1,054,000 (US$790,000) for gross revenue from the Leeville royalty property that covers portions of Newmont Mining Corporation's (“Newmont”) underground mining operations on the Northern Carlin Trend in Nevada. This includes US$377,000 earned in April, May, and June 2017 and US$76,000 from settlement of royalty provisional payments in prior periods.

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At EMX's Timok Project copper-gold royalty property, which covers the Cukaru Peki copper-gold deposit, Nevsun Resources Ltd. ("Nevsun") completed Upper Zone high grade in-fill drilling, and announced results from an ongoing $20 million drill program to define the "large footprint" of the Lower Zone porphyry mineralization.

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EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport McMoRan Exploration Corporation ("Freeport") on the Malmyzh copper-gold porphyry project in Far East Russia (51% IGC, 49% Freeport). As a subsequent event, EMX announced results from the 2017 Freedom Northwest drill program that included an intercept of 417.3 meters (219.4-636.7 m) averaging 0.60% copper equivalent (0.50% copper and 0.21 g/t gold), including a higher grade sub-interval of 142.6 meters (255.4-398.0 m) averaging 0.74% copper equivalent (0.62% copper and 0.26 g/t gold) (true width) in AMM-216 (see EMX news release dated July 25, 2017). The 2017 drilling, combined with earlier Freedom Northwest drill results, suggests a broad, inferred outline of a pipe-like breccia body with approximate dimensions of 800 x 800 meters in plan view, and a vertical dimension of ~650 to over 850 meters.

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EMX's royalty generation initiatives in Scandinavia have resulted in the acquisition of, or pending application for, multiple new licenses, including gold, copper and polymetallic projects in Sweden's Skellefteå and Bergslagen regions, as well as prospective gold and cobalt projects in Norway.

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The Company's royalty generation program in the western U.S. resulted in the staking of new porphyry copper projects in Arizona's Morenci (Midnight Juniper) and Ray (Ripsey West) mining districts, as well as Carlin-style properties situated in Nevada's gold trends.

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Subsequent to June 30, 2017, EMX received a US $634,015 payment, the cash equivalent of 500 troy ounces of gold, from Çiftay sn_aat Taahhüt ve Ticaret A.S., as the pre-production payment for the Akarca royalty project. Receipt of this payment leaves a total of 6,000 ounces of gold (or cash equivalent) to be paid to EMX on a schedule of every six months.

OUTLOOK

EMX has adapted to evolving opportunities in the minerals sector, transitioning over the last five years from exploration and prospect generation to a business model that emphasizes the generation of royalties and acquisition of royalty interests. The Company's royalty generation initiatives are concentrated on precious and base metals opportunities in geologically prospective regions and mining supportive jurisdictions. EMX has built a portfolio of precious metals, base metals, polymetallic, and other mineral property interests that spans five continents and covers approximately 1.5 million acres. These assets provide revenue streams from pre-production and royalty payments, while maintaining continual exposure to development and exploration upside as projects are progressed by the operating companies. EMX supplements mineral property revenue streams and value creation by making strategic investments in exploration companies or projects that could provide shareholders with potential upside via equity sales or retaining a royalty interest.

As 2017 progresses, EMX continues to take concrete steps to increase revenue and stream-line operations in order to deploy additional capital towards identifying new opportunities. The Leeville royalty is complemented by other steadily increasing sources of revenue, including advance royalty payments and other cash payments from existing agreements as projects are advanced by the operating companies.

Revitalized market conditions have led to renewed interest in mineral exploration projects around the world. EMX's royalty generation programs are focused on aggressively acquiring new prospective projects by capitalizing on a variety of generative opportunities that were identified during the recent market downturn. Emphasis is placed on areas where EMX has existing operations in stable political jurisdictions and good deal flow, such as North America and Scandinavia.

As proceeds from royalties, advance royalties and other pre-production cash payments increase over time, EMX is steadily increasing global revenue streams to balance expenditures. The goal is to sustain the Company's royalty generation, royalty acquisition, and strategic investment activities with royalty cash flows, while developing a pipeline of quality mineral properties that provide multiple opportunities for exploration and production success.

ROYALTY OVERVIEW

A key EMX asset is the Leeville royalty property that covers portions of Newmont’s Northern Carlin Trend underground gold mining operations. The Leeville 1% gross smelter return ("GSR") royalty paid approximately $608,000 (US$453,000) during the three months ending June 30, 2017, which includes US$76,000 for the settlement of prior period provisional payments. The royalty totaled just over 300 troy ounces of gold that were principally sourced from the Leeville (63%) and Turf operations (37%). In addition to the currently producing operations, Newmont has delineated a trend of sediment-hosted gold mineralization that extends southeast from the Leeville mining complex. EMX's Leeville royalty property covers portions of this trend that includes the Rita K and Full House exploration projects. These Newmont exploration successes underscore the upside prospectivity of EMX's Leeville royalty property.

Further Carlin Trend exploration upside is provided by EMX’s Maggie Creek South 3% NSR and Maggie Creek 2% NSR royalty properties. The Maggie Creek South and Maggie Creek royalty properties collectively cover approximately 12.4 square kilometers of prospective ground within about 1.6 kilometers of Newmont’s Gold Quarry open pit mining operation.

In addition to EMX’s Carlin Trend royalty properties, the Company has key royalty property interests elsewhere in the western U.S., as well as in Turkey, Scandinavia, Serbia, and Haiti, including:

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The Balya lead-zinc-silver royalty property in Turkey, which continued to undergo small scale underground development in Q2. Also in Turkey, the Akarca and Sisorta exploration projects have been converted to EMX royalty properties and are being advanced towards development and production.

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In Scandinavia, EMX has five royalty properties. Four of these properties (two in Sweden and two in Norway) were sold earlier in 2017 to Boreal Metals Corp. ("BMC") for a 3% NSR royalty, an equity interest in BMC, and other consideration. In addition to the BMC royalty properties, EMX's Viscaria copper royalty property is being advanced by Avalon Minerals Ltd. (“Avalon”).

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EMX’s portfolio in Serbia represents a combination of organically generated royalties and a key royalty purchase that covers the Timok Project's Cukaru Peki copper-gold deposit. Cukaru Peki's high grade Upper Zone is being advanced towards production by Nevsun, while the Lower Zone porphyry is being explored by Nevsun and joint venture partner Freeport-McMoRan.

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All of EMX's interests in Haiti have been converted into 0.5% NSR royalties, with the sale of joint venture interests to Newmont in 2015 and the 2016 sale of the Grand Bois property to a privately held Nevada corporation.

In addition, all of EMX’s other properties that are either optioned or sold include EMX royalty options. Many of these properties provide milestone and advance minimum royalty ("AMR") or advance annual royalty ("AAR") payments that generate early revenue streams to EMX’s benefit prior to production. Additional details on EMX’s property portfolio are included in the following sections.

NORTH AMERICA

EMX’s portfolio in North America totals 38 royalty and royalty generation properties covering more than 39,000 hectares. The royalty generation properties are advanced through wholly-owned subsidiary Bronco Creek Exploration Inc. ("BCE"), and include porphyry copper-molybdenum, porphyry copper-gold, Carlin-type gold, alkalic gold, and high-grade gold-silver vein projects. The portfolio includes fourteen royalty properties, including the producing Leeville royalty (see above section), and 24 available properties in Arizona, Nevada, Utah, and Wyoming.

The Company’s work focused on a) royalty generation initiatives and new project acquisitions, b) business development for available projects, and c) advancing operator funded projects. A summary of Q2 activities is given below.

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EMX has an Exploration and Option to Purchase Agreement with Kennecott Exploration Company ("Kennecott") for the Copper King project in Arizona (See EMX news releases dated October 19, 2016). Pursuant to the agreement, Kennecott can earn a 100% interest in the project by a) reimbursing the 2016 holding costs and making option payments, together totaling US$504,314, and b) completing US$4,000,000 in exploration expenditures before the fifth anniversary of the Agreement. Upon exercise of the option EMX will retain a 2% NSR royalty which is not capped or purchasable. After exercise of the option, annual AMR and milestone payments will be payable to EMX. Kennecott advised EMX that it had completed a magnetotelluric geophysical survey during the reporting period.

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The Superior West copper-molybdenum project near Superior, Arizona is under an Exploration and Option to Purchase Agreement with Kennecott whereby Kennecott may earn a 100% interest in the project by completing US$5.5 million in exploration expenditures and making cash payments totaling US$1,149,187, after which EMX will retain a 2% NSR in addition to receiving AMR and certain project milestone payments (see EMX news release dated May 4, 2015). During Q2, cultural (archaeological) and biological surveys were completed to clear 15 additional sites which are being added to the project's Plan of Operations as options for a follow-up drill program. Subsequent to quarter end, EMX completed the option and acquisition of fourteen mining claims from a private group that contains a suspected fault-displaced portion of the Magma Vein.

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The Hardshell Skarn property in southern Arizona is covered by an Exploration and Option Agreement with Arizona Mining Inc. ("Arizona Mining") whereby Arizona Mining can earn a 100% interest in the project by making cash payments totaling US$85,000, and upon exercise of the option, EMX will retain a 2% NSR royalty and receive annual advance royalty payments (see EMX news release dated November 24, 2015). Arizona Mining continued exploration and drill programs at the Hermosa project's Taylor Deeps zone during the reporting period. To date, the "tails" of three angle holes crossed onto the EMX property along its northern border and intercepted zinc-lead-silver sulfide mineralization.

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EMX acquired additional open ground through staking and application for state exploration permits. New projects include the Ripsey West and Midnight Juniper copper porphyry targets in Arizona, as well as new Carlin-style gold targets in Nevada. Ripsey West is near the Ray mine, and Midnight Juniper is located near the Morenci mine. Both properties are available for partnership.

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EMX continued evaluation of property and royalty acquisition opportunities in North America, with generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona and Utah.

EMX is in ongoing discussions with potential partners for the available North American properties, as well as for regional exploration alliances leading to new royalty generation options for EMX.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

TURKEY

EMX holds six royalty properties and one available royalty generation project in Turkey’s Western Anatolia and Eastern Pontides mineral belts. These properties include bulk tonnage gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper projects. Dama Muhendislik Proje ve Maden San.Tic. A.S (“Dama”), an internationally recognized Turkish engineering company based in Ankara, is managing EMX's interests in Turkey.

Akarca Property

The Akarca royalty property covers a gold-silver district discovered by EMX in 2006 in the Western Anatolia mineral belt. Exploration programs at Akarca, principally funded by operators, have delineated six low sulfidation gold-silver zones with mineralization occurring in vein systems and silicified wall rocks.

EMX sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca project, to Çiftay sn_aat Taahhüt ve Ticaret A.S. ("Çiftay"), a privately owned Turkish company in 2016 (see EMX news release dated August 8, 2016). As part of the sale of Akarca to Çiftay, in addition to receiving a US $2 million cash payment at closing, EMX is scheduled to receive payments of 500 ounces of gold (or cash equivalent) every six months commencing on February 1, 2017, and continuing until receipt of a total of 7,000 ounces. The first payment to EMX of $804,219 (US$601,825), the cash equivalent of 500 troy ounces of gold, was received on February 1, 2017. The second 500 ounce payment of US$634,015 was received August 4, 2017. Receipt of these payments leaves a total of 6,000 ounces of gold to be paid to EMX.

Additional terms of the Akarca sale include a sliding scale royalty for gold production (subject to certain deductions): 1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces produced from the Property. For all other mineral production other than gold, the royalty rate is 3.0% . As well, certain bonuses will also be paid upon achievement of production milestones, and Çiftay must conduct drilling programs of at least 3,000 meters on the property during each 12-month period commencing on August 5, 2016.

Çiftay has advised EMX that it is proceeding with in-house engineering studies and has plans for a 4,500 meter drill program this year.

Sisorta Property

The Sisorta royalty property, located in the Eastern Pontides mineral belt, is a near-surface, volcanic-hosted, high sulfidation epithermal gold deposit. Exploration programs at Sisorta, principally funded by operators, have outlined a 1000 by 600 meter zone of shallow oxide gold mineralization with underlying copper and gold porphyry potential at depth.

EMX sold EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta property, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company in 2016 (see EMX news release dated August 3, 2016). The terms of the sale provide for Bahar's payments to EMX summarized as a) US$250,000 cash paid upon closing, b) annual cash payments of US$125,000 (“Advance Cash Payments”) payable on each anniversary of the closing date until commencement of commercial production, and c) 3.5% of production returns after certain deductions (“NSR Payment") for ore mined from the property that is processed on-site (increased to 5% if the ore is processed off-site) that is uncapped and cannot be bought out or reduced. The Advance Cash Payments will be credited at a rate of 80% against the NSR Payment payable after commercial production commences.

Bahar has advised EMX that environmental permitting is underway as a step towards mine development.

Balya Royalty Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006.

Dedeman's small scale development work has concentrated on an area of shallow, high grade mineralization on the northeast margin of the Hastanetepe deposit. Dedeman advised EMX that it is continuing with underground production of lead-zinc-silver mineralization at a rate of ~ 2,000 tonnes/month.

Golcuk Property

EMX's Golcuk stratabound copper-silver royalty property, located in the Eastern Pontides mineral belt, is covered by an agreement with Pasinex Resources Ltd. ("Pasinex") granting it an option to acquire a 100% interest in the property for shares and work commitments, with EMX retaining a 2.9% NSR royalty interest (see Pasinex news release dated July 25, 2012). Pasinex initiated a reconnaissance drill program at "South Golcuk" in Q2.

Alankoy Property

EMX's Alankoy gold-copper property, located in the Biga Peninsula of northwestern Turkey, is in an area noted for recent discoveries characterized by epithermal alteration and the development of vuggy silica lithocaps. Alankoy is currently available, and a number of companies have expressed interest in the project.

Aktutan Property

EMX’s Aktutan polymetallic vein property is located in the Gümü_hane region of northeastern Turkey, in an area known for high grade polymetallic vein deposits. Aktutan was sold to Dedeman in 2007, and Dedeman is currently evaluating the next steps for the project, while awaiting approval for an operations permit. EMX received a US $100,000 advance royalty payment from Dedeman in Q2, 2017.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

AUSTRALIA AND NEW ZEALAND

The Company's programs in Australia and New Zealand continued to take advantage of royalty generation opportunities while operating at a reduced expenditure rate. The Koonenberry gold project in New South Wales, Australia is being advanced under earn-in and royalty agreements with EMX, and the QLD Gold property is available for partnership. In New Zealand, the Neavesville gold-silver project is being advanced under an agreement with E2 Metals Ltd., and the Ohakuri and Muirs Reef properties are available.

Koonenberry Property

The Koonenberry property hosts gold occurrences and gold geochemical anomalies coincident with prominent structural features related to the regional scale Koonenberry fault. The majority of the project is under an Exploration and Option Agreement with North Queensland Mining Pty Ltd ("NQM"), a privately held Australian company, whereby NQM can earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty upon earn-in. NQM is in the final administrative steps of exercising their option to acquire 100% interest in the project, thereby converting the property to an EMX royalty interest.

Neavesville Property

The Neavesville epithermal gold-silver property occurs in the Hauraki Goldfield of New Zealand's North Island. The project is under a definitive agreement with an Australian company, E2 Metals Ltd. (“E2M”), which acquired the EMX subsidiary that controls the Neavesville property. The agreement with E2M provides for work commitments, staged payments, milestone payments based upon JORC reserves, and a 3% NSR production payment, all to the benefit of EMX.

In Q2, E2M commenced trading on the ASX Exchange following completion of an initial public offering that raised AUD $6 million (see E2M news release dated April 19, 2017). E2M has advised EMX that a Neavesville drill program is anticipated to commence in Q3.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

EUROPE

EMX has been exploring in Europe since 2003, resulting in a portfolio of copper and polymetallic royalty and royalty generation properties in Scandinavia, as well as copper and gold royalty properties in Serbia. In Scandinavia, the Company continued to add value through low cost generative programs, while pursuing partnerships for properties in the portfolio. EMX also has a portfolio of royalty interests in Serbia that includes the Timok Project's Cukaru Peki copper-gold project.

Scandinavia

EMX closed a share purchase agreement in Q1 2017 with Boreal Metals Corp. ("BMC”), a private British Columbia corporation, for the Gumsberg and Adak properties in Sweden, and the Tynset and Burfjord properties in Norway. The commercial terms of the agreement are summarized as: a) BMC issued to EMX common shares representing a 19.9% equity ownership in BMC, with a non-dilution provision that persists until BMC has raised CAD $5,000,000 in capital, b) EMX retains an uncapped 3% NSR royalty on each of the properties, 1% of which may be purchased by BMC under certain conditions, c) EMX will receive annual advance royalty (“AAR”) payments commencing on the second anniversary of the closing, d) EMX will receive a 0.5% NSR royalty on any new projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation, and d) EMX has the right to nominate one seat on the Board of Directors of BMC. On June 1st, BMC announced that EMX's Eric Jensen had been appointed to the BMC board.

EMX continues to aggressively acquire new properties in Scandinavia, with a focus on orogenic lode/intrusion related gold, Iron-Oxide-Copper-Gold (“IOCG”), Volcanogenic Massive Sulfide (“VMS”) and nickel-copper-cobalt projects. EMX has applied for and/or acquired over 120,000 hectares of new license areas since Q3 2016, including: a) eleven intrusion-related gold properties along the “Gold Line” in the Skellefteå area, Sweden’s chief gold producing region, b) multiple acquisitions of polymetallic base metals projects in the Bergslagen region of southern Sweden, including the Riddarhyttan IOCG-VMS project, the locality where cobalt, cerium and lanthanum were initially discovered, and c) acquisitions in Norway, including a highly prospective orogenic/lode gold style project with outcropping gold mineralization, and a large cobalt project along a trend of historic cobalt mines. EMX's new projects in Sweden and Norway are available for partnership.

EMX holds an effective 0.5% NSR royalty interest in Avalon’s Viscaria copper project located in the Kiruna mining district of northern Sweden. Upon receipt of US$12 million in royalty revenues, the royalty rate increases to a 1.0% NSR. In Q2, Avalon announced encouraging D-Zone drill results that extend south of the current mineral resource (see Avalon news release dated June 26, 2017).

Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovac West, to Reservoir Capital Corp., for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”).

Subsequently, EMX acquired 0.5% NSR royalty interests (note: the royalty percentage is subject to reduction on conditions specified in the royalty agreement) covering the Brestovac and Jasikovo-Durlan Potok properties (see EMX news release dated February 4, 2014), which along with Brestovac West, are included in the Timok Project now controlled by Nevsun Resources Ltd. ("Nevsun") after its acquisition of Reservoir in June, 2016. EMX notes that a) the original Brestovac and Brestovac West permits are now covered by the Brestovac Metonivca and Brestovac Zapad permits, and b) portions of a reconfigured Jasikovo-Durlan Potok permit (i.e., expanded in some areas and reduced in other areas) are not covered by the EMX royalty.

Brestovac (Brestovac Metonivca) hosts the Cukaru Peki deposit, which consists of Nevsun's high grade copper-gold Upper Zone, as well as the Lower Zone porphyry that is in a joint venture with Freeport-McMoRan. During Q2, as part of its ongoing prefeasibility study, Nevsun completed a 30,000 meter infill drill program in the Upper Zone deposit, and announced results from an ongoing $20 million drill program to define the "large footprint" of the Lower Zone copper-gold mineralization (see Nevsun news release dated June 29, 2017). As reported in the June 29, 2017 Nevsun news release, results from the Lower Zone drill program included multiple holes with >200 meter intercepts of over 1% copper with a significant gold credit. In addition, drill hole TC170131A intercepted 0.80% copper and 0.22 g/t gold over 798.1 meters. Nevsun estimated the reported intersections to be “near true width”.

EMX's Timok royalty properties add significant near-term upside for the Company in one of Europe's richest copper-gold mineral belts.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

HAITI

EMX's organically generated 0.5% NSR royalty portfolio covers exploration properties in northern Haiti controlled by Newmont Ventures Limited, as well as a privately held Nevada corporation. As EMX understands, the Haitian government continues to work on a new mining law, a process which has been ongoing since 2013.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

GEOTHERMAL ROYALTIES

EMX initiated a geothermal energy program in 2010, and acquired assets in Slovakia and Peru. EMX subsequently sold its geothermal assets in 2013 to Starlight Geothermal Ltd. ("SGL") for cash payments, an equity position in SGL, and gross royalties from future geothermal energy production. In Q2, SGL advised that the geothermal concessions in Peru had been dropped due to a lack of proactive government support to encourage development (i.e., favorable feed-in tariffs, etc.).

STRATEGIC INVESTMENTS

IG Copper LLC

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport-McMoRan on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, located 150 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. EMX is IGC's largest shareholder, with approximately 40% of the issued and outstanding shares (37% equity position on a fully-diluted basis) from investments totalling US$9.5 million.

Malmyzh is a grassroots, district-scale discovery with over 14 porphyry copper-gold prospects currently identified within a 16 by 5 kilometer intrusive corridor. A statement of inferred resources for Malmyzh's Valley, Central, Freedom (Southeast), and Flats deposits under NI 43-101 and CIM definition standards was provided in 2015 by Phil Newall, PhD, BSc, CEng, FIMMM, a Qualified Person and managing director of Wardell Armstrong International. The open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent*. See EMX's May 26, 2015 news release and SEDAR filed technical report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with an effective date of May 1, 2015 and dated July 10, 2015 for more information on the exploration results, copper equivalent calculation, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources.

As a subsequent event, EMX announced results from IGC's 2017 diamond drilling program at the Freedom Northwest prospect totaling three holes (AMM-214, -215, -216) for 2,437.6 meters (see EMX news release dated July 25, 2017). These holes were drilled to further test breccia pipe mineralization initially recognized in late 2016 from hole AMM-213. Drill hole AMM-216 provided particularly notable results, intersecting 417.3 meters (219.4 -636.7 m) averaging 0.60% copper equivalent (0.50% copper and 0.21 g/t gold), including a higher grade sub-interval of 142.6 meters (255.4 -398.0 m) averaging 0.74% copper equivalent (0.62% copper and 0.26 g/t gold) (true width). The AMM-216 intercept was principally hosted in magmatic-hydrothermal breccias, and was drilled vertical near the center of the breccia pipe. The 2017 drilling, combined with earlier Freedom Northwest drill results, suggests a broad, inferred outline of a pipe-like breccia body with approximate dimensions of 800 x 800 meters in plan view, and a vertical dimension of ~650 to over 850 meters. The interpreted breccia pipe footprint generally coincides with a circular magnetic anomaly defined from recent high resolution ground magnetic surveys. Higher grade intervals appear to coincide with increased percentages of quartz-chalcopyrite-magnetite vein clasts in the breccias. The source of these well mineralized vein clasts has yet to be identified. IGC is planning further follow-up at Freedom Northwest based upon the encouraging results from this initial phase of deep targeted drilling at Malmyzh.

* Copper equivalent calculated as CuEq = Cu% + (Au g/t * 0.5), based on assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au.

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp. (“Revelo”), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo has a portfolio of 26 projects prospective for copper, gold and silver. Revelo also retains a 2% royalty interest in the Victoria Project, an important copper-gold-silver exploration project in northern Chile. During Q2, Revelo optioned the Loro gold-silver project to Hochschild Mining PLC (see Revelo news releases dated June 6, 2017). Revelo also announced the identification of a new porphyry copper-gold target at its Montezuma project (See Revelo news release dated June 20, 2017).

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

RESULTS OF OPERATIONS

Three months ended June 30, 2017

The net loss for the three months ended June 30, 2017 (“Q2 2017”) was $2,537,649 compared to $2,050,622 for the prior year’s comparative quarter (“Q2 2016”). The loss for Q2 2017 was made up of a net royalty income of 88,293 (Q2 2016 - loss $6,749) after depletion and related tax, net exploration expenditures of $972,774 (Q2 2016 - $1,138,040), general and administrative expenditures of $882,588 (2016 - $798,786) and other losses totaling $714,119 (Q2 2016 - $485,285) offset by a deferred income tax loss of $56,461 (Q2 2016 – recovery $378,238). Included in other losses an equity loss in associated companies of $328,747 (Q2 2016 - $300,200), and a writedown of goodwill of $32,059 (Q2 2016 - $380,978). Some items to note are:

Revenues

For the three months ended June 30, 2017, royalty income was earned for approximately 300 (Q2 2016 – 233) ounces of gold totaling $608,532 (Q2 2016 - $373,266) including the settlement of provisions from prior periods offset by gold tax and depletion of $520,239 (Q2 2016 - $380,015) for net royalty income of $88,293 (Q2 2016 – loss $6,749). The increase in royalty income was mainly due to an increase in ounces produced and a higher realized gold price per ounce in the current period. In Q2 2017 the average realized gold price (excluding settlements of provisions in prior periods) was US$1,249 per ounce compared to US$1,217 for Q2 2016.

Exploration Expenditures

Exploration expenditures (gross) increased by $137,297 in Q2 2017 compared to Q2 2016. Recoveries increased by $302,563 in Q2 2017 compared to Q2 2016 for a net decrease in exploration expenditures of $165,266 in Q2 2017 compared to Q2 2016. Some of the differences between Q2 2017 and Q2 2016 are as follows:

  In Scandinavia, net expenditures increased by $168,453 compared to the prior comparative quarter. In Q2 2017, the Company aquired a number of exploration licenses, including the acquisition of/application for over 120,000 hectares of new licenses and continued to actively market its project interests in Scandinavia. Included in recoveries for the three months ended June 30, 2017 is $173,331 related to the fair value of 3,466,610 common shares of Boreal Metals Corp. received as part of the prior sale of certain entities in Scandinavia.

  In the USA, gross expenditures increased from $502,733 to $781,436 and recoveries increased from $85,195 to $143,634. The Americas continue to represent a potentially high value, low cost exploration venue coupled with a large list of prospective partners to conduct EMX’s business model. EMX continued evaluation of property and royalty acquisition opportunities in North America, with generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona and Utah. EMX acquired additional open ground through staking and application for state exploration permits in key Arizona mining districts during Q2.

  In Turkey, gross expenditures decreased by $380,507 to $85,692, while recoveries increased by $47,733 as a result of the sale of the the Sisorta and Akarca properties during the year endend December 2016. Pursuant to a sale agreement entered into in the year ended December 31, 2016 for the Akarca property in Turkey, the Company is scheduled to receive payments of 500 ounces of gold (or cash equivalent) every six months commencing on February 1, 2017, and continuing until receipt of a total of 7,000 ounces. During the six months ended June 30, 2017 the Company received the first payment of 500 ounces as a cash payment of US $601,825 ($804,219) which has been credited against accounts receivables. The Company also received a US $100,000 advance royalty payment from Dedeman in Q2, 2017 which is included in exploration recoveries and other income related to the Aktutan property as noted previous in the project review.

General and Administrative

General and administrative expenses (“G&A”) of $882,588 were incurred compared to $798,786 in Q2 2016. Changes to note in the current year compared to the previous years include:

  Investor relations increased from by $95,525 in Q2 2017 compared to Q2 2016. The Company has undertaken initiatives including the name change that officially took place in July 2017. Additonal trade shows registration fees were included in Q2 2017 to reflect a more active market atmosphere. The Company attends select industry trade shows and supports lines of communication to current and potential investors.

  Professional fees increased from $153,535 to $184,887 due to an increase in legal due diligene expenses to support the business development opportunities undertaken by the Company.

  Administrative and office expenses decreased by $18,924 to $173,939 from Q2 2016. The Company has a corporate office in Vancouver which manages the finance, regulatory and administrative functions. It also has a regional office in Littleton, Colorado which supports the exploration, technical, investor relations and deal flow aspects of the business.

  Salaries and consultants are one of the largest expense in G&A. It should be noted that many of our personnel expenditures companywide are denominated in United States dollars (“USD”) and any increase in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase expenditures. Salaries and consultants decreased by $97,185 in Q2 2017 compared to Q2 2016 as less staff were employed in 2017.

Other

  The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same cash generating unit (“CGU”) are impaired. The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. The loss is first applied to reduce the asset component if such indicators for impairment exist, and any excess to goodwill within the CGU. As result, the Company has written down the goodwill by $32,059 (Q2 2016 - $380,978).

  The Company recorded a deferred income tax loss of $56,461 compared to a recovery of $378,238 in Q2 2016, and a net decrease in deferred tax liabilities of $ 261,910. A significant component of the deferred tax recovery and decrease in the related liability is the result of any impairment of the royalty interest partially offset by a cumulative translation loss as a result of the weakening $USD compared to $CAD at period end when comparing June 30, 2017 to December 31, 2016.

  The Company’s share of the net loss related to its 40% (Q2 2016 - 39%) equity investment in IGC for the three months ended June 30, 2017 was $328,743 (Q2 2016 - $300,200).

  The Company recognized a loss of $403,456 (Q2 2016 – gain $105,068) in foreign exchange for the three months ended June 30, 2016. This was a direct result of the $CAD strengthening compared to the $USD at period end in comparison to the rate as at December 31, 2016. As such, the Company recognized a translation loss on significant receivables and cash balances held in $USD.

Six months ended June 30, 2017

The net loss for the six months ended June 30, 2017 (“current period) was $4,172,961 compared to $4,829,107 for the prior year’s comparative period (“prior period”). The loss for the current period was made up of net exploration expenditures of $2,111,661 (2016 - $2,235,495), general and administrative expenditures of $1,721,212 (2016 - $1,668,423) and other losses totaling $454,882 (2016 - $1,406,786) offset by net royalty gain/(loss) of $128,235 (2016 – loss of $39,836) after depletion and related tax. The reasons for the changes from the prior comparable quarter are consistent with the comments noted for the three months ended June 30, 2017. Some items to note are:

  In the current period, royalty income was earned for 545 (2016 – 479) ounces of gold totaling $1,053,875 (2016 - $764,004) offset by gold tax and depletion of $925,640 (2016 - $803,840). The increase in royalty income was mainly due to a increase in ounces produced offset by foreign exchange gains due to the strengthening US dollar. In the six month period the average realized gold price was US$1,238 per ounce compared to US$1,217 for 2016.
  General and administrative expenses were higher by $52,789, the majority of which related to investor relations expense (six month period $221,658 compared to $118,246) as discussed above for the three month period.
  Pursuant to a sale of certain exploration and evaluation assets in Sweden, the Company recorded a net gain on the sale of $165,834.
  Salaries and consultants decreased by $163,718 in the current period compared to the prior period and administrative costs decreased by $62,874.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

For the six months ended June 30, 2017, the Company had working capital of $9,773,816 (December 31, 2016 - $6,002,318). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company has sufficient working capital to undertake it’s current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

During the six months ended June 30, 2017, the Company completed a non-brokered private placement financing, raising $7,000,000 by the issuance of 5,000,000 units (the “Units”) at a price of $1.40 per Unit. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $2.00 until April 12, 2019.

Finders' fees were paid on a portion of the private placement. The finders' fees consisted of 246,604 Units (6% of the Units sold to investors introduced by finders).

Operating Activities

Cash used in operations was $2,593,665 for the six months ended June 30, 2017 (2016 - $3,859,823) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the year.

Financing Activities

The Company received a net of $6,988,260 in 2017 (2016 - $Nil) from the proceeds of the financing and $85,700 (2016 - $14,850) from the exercise of stock options.

Investing Activities

Some of the significant investment activities during the six months ended June 30, 2017 are:

-	The Company advanced $1,005,277 to an associated company pursuant to convertible loan agreements.
-	The Company purchased equity in an associated entity of $743,021.
-	The Company received an annual option payment of US $100,000 from Kenneccot Exploration related to its Superior West project.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

Fiscal quarter ended	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016

Royalty income	$608,532	$445,343	$711,992	$751,326
Exploration expenditures	1,437,451	1,287,532	2,046,714	1,566,049
Exploration recoveries	(464,677)	(148,645)	(812,259)	(247,969)
Share-based payments	58,386	-	440,477	-
Net income/(loss) for the period	(2,537,649)	(1,635,312)	(2,586,567)	4,732,192

Basic and diluted net income/(loss) per share	(0.03)	(0.02)	(0.04)	0.06

Fiscal quarter ended	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015

Royalty income	$373,266	$390,738	$464,532	$369,453
Exploration expenditures	1,300,154	1,290,687	1,255,057	1,565,437
Exploration recoveries	(162,114)	(193,232)	(519,135)	(332,254)
Share-based payments	13,731	13,731	29,952	(3,949)
Net income/(loss) for the period	(2,050,622)	(2,778,485)	313,947	(2,049,392)

Basic and diluted net income/(loss) per share	(0.03)	(0.04)	0.00	(0.03)

Factors that cause fluctuations in the Company’s quarterly results are mainly due to option and other payments received from sale or option of assets and impairment charges on the Company’s assets.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the six months ended June 30, 2017	Salary or Fees	Payments	Total
President, CEO and Director	$265,982	$-	$265,982
Chief Legal Officer	130,543	-	130,543
Directors (1)	$76,027	-	76,027
Seabord Services Corp. (2)	$178,800	-	178,800
Total	$651,352	$-	$651,352

		Share-based
For the six months ended June 30, 2016	Salary or Fees	Payments	Total
President, CEO and Director	$265,487	$-	$265,487
Chief Legal Officer	136,088	-	136,088
Directors (1)	75,520	-	75,520
Seabord Services Corp. (2)	178,800	-	178,800
Total	$655,895	$-	$655,895

Related Party Assets and Liabilities	Service or Term	30-Jun-17	31-Dec-16
Amounts due from (to):
President, CEO and Director	Expense Reimbursement	$519	$5,913
Chief Financial Officer	Expense Reimbursement	2,628	-
Directors	Fees and Expense	5,999	17,559
Seabord Capital Corp.	Expense Reimbursement	-	-
		$9,147	$23,473

(1) Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.
(2)Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to EMX. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at June 30, 2017, the Company had working capital of $9,773,816 (December 31, 2016 - $6,002,318). Management believes it has sufficient working capital for operations and to continue it’s currently planned programs. The Company is not subject to externally imposed capital requirements. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at June 30, 2017, there were no changes in the levels in comparison to December 31, 2016. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$6,293,745	$-	$-	$6,293,745
Restricted cash	242,037	-	-	242,037
Fair value through profit or loss investments	817,312	-	-	817,312
Strategic investments	130,952	-	-	130,952
Accounts receivable	-	3,299,986	-	3,299,986
Non-current accounts receivable	-	792,228	-	792,228
Total	$7,484,046	$4,092,214	$-	$11,576,260

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of AES.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the June 30, 2017 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $95,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at June 30, 2017 is as follows:

Accounts	US dollars
Cash and cash equivalents	$4,543,820
Receivables	3,769,564
Convertible notes receivable	935,766
Accounts payable and accrued liabilities	(242,811)
Advances from joint venture partners	(219,514)
Net exposure	8,786,825
Canadian dollar equivalent	$11,406,881

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at June 30, 2017 and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $1,141,000 in the Company’s pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a)    Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)    Goodwill

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

c)    Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)    Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e)    Functional Currencies

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

EMX cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by EMX.

Financing and Share Price Fluctuation Risks

EMX has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on the Company’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Unknown Defects or Impairments in Our Royalty or Streaming Interests

Unknown defects in or disputes relating to the royalty and stream interests we hold or acquire may prevent us from realizing the anticipated benefits from our royalty and stream interests, and could have a material adverse effect on our business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying value of our royalty and stream interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and stream interests we acquire, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to mining property on which we hold or seek to acquire a royalty or stream interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty and stream interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. We often do not have the protection of security interests over property that we could liquidate to recover all or part of our investment in a royalty or stream interest. Even if we retain our royalty and stream interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact us.

Operators’ Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations

Our royalty and stream interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing our royalty and stream interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights.

We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty or stream interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

  the existence or geographic extent of the royalty or stream interest;
  methods for calculating the royalty or stream interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
  third party claims to the same royalty interest or to the property on which we have a royalty or stream interest;
  various rights of the operator or third parties in or to the royalty or stream interest;
  production and other thresholds and caps applicable to payments of royalty or stream interests;
  the obligation of an operator to make payments on royalty and stream interests; and
  various defects or ambiguities in the agreement governing a royalty and stream interest.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Exploration Funding Risk

Part of EMX’s strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect EMX’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of EMX, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

Key Personnel Risk

EMX’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. EMX’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company (“PFIC”) for the tax year ending December 31, 2016 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX’s net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders. For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.emxroyalty.com. This paragraph is qualified in its entirety by the discussion below the heading “Taxation – Certain United States Federal Income Tax Considerations.” Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE MKT and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of June 30, 2017 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. There have been no changes in the Company’s internal control over financial reporting that occurred during six months ended June 30, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

At August 8, 2017, the Company had 79,480,187 common shares issued and outstanding. There were also 4,686,500 stock options outstanding with expiry dates ranging from July 19, 2016 to October 18, 2021 and 2,623,306 outstanding warrants with expiry date of April 12, 2019.